FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Signs MOU for Comprehensive Business Alliance with San-in Godo Bank and Gogin Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 26, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Signs MOU for Comprehensive Business Alliance with San-in Godo Bank and Gogin Securities

Tokyo, August 26, 2019—Nomura Securities Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc., today announced that it has signed a memorandum of understanding (MOU) with San-in Godo Bank, Ltd. and its wholly owned subsidiary Gogin Securities Co., Ltd. Under the MOU, the three companies will explore a comprehensive business alliance aimed at providing financial intermediary services.

The MOU sets out fundamental principles and other necessary considerations for entering into the alliance agreement. Execution of the alliance is subject to an evaluation of the alliance’s impact, regulatory approval, respective company-related approvals as well as the signing of a final agreement and other necessary agreements. The companies plan to sign the final agreement as well as determine the operational structure under the alliance by the end of December 2019.

Toshio Morita, Representative Director and President of Nomura Securities, said: “Nomura aims to become the most trusted partner for our clients. We provide a wide range of products and services to help clients in local regions throughout Japan build their assets. We have also been working alongside local stakeholders to implement projects to help revitalize local economies. By combining the strengths of Nomura Group with those of San-in Godo Bank Group, we will work to further strengthen regional revitalization and foster regional growth.”

1.	Background and purpose of the MOU

Japan’s aging and declining population has caused major structural changes that continue to affect regional economies. As a result, there is a growing need for regional financial institutions to provide sophisticated consulting-based services to meet changing business succession needs and individual asset management needs.

San-in Godo Bank and Gogin Securities have an extensive branch office network and strong client base in western Japan. Together, they provide one-stop banking and brokerage services which include deposit and insurance products. To respond to the increasingly diversified and complex needs of its clients, San-in Godo Bank Group aims to enhance information provision to clients, in addition to strengthening its expertise and infrastructure. San-in Godo Bank Group also plans to streamline its business to address the macro and micro factors affecting the earnings environment for securities services.

Nomura Securities is one of the core subsidiaries of Nomura Group. Its mission is to contribute to the creation of an affluent society through its expertise in the capital markets. The firm strives to become the most trusted partner for its clients and their financial institution of choice. Through its nationwide network of branch offices, Nomura Securities employs a consulting-based sales approach aimed at providing optimal products and services to meet the different needs of its clients.

The planned business alliance will bring together San-in Godo Bank Group’s robust regional client base and Nomura’s wealth of expertise in the financial instruments business and full line of products. By integrating their respective strengths, the three companies aim to create a new brokerage business model to provide solutions tailored to the specific succession and asset management needs of regional clients.

The three companies believe that the planned alliance will help boost San-in Godo Bank Group’s consulting functions. It will also enable them to provide enhanced services to a wider range of clients and help clients build assets in preparation for the demands of a longer life. In so doing, they hope to contribute to a better quality of life for their clients and the invigoration of regional economies.

2.	Implementation schedule

The three companies expect to reach a final agreement by the end of 2019, and plan to set up a new operational structure under the alliance in the first half of the fiscal year ending March 31, 2021.

3.	Overview of the three companies

Name	The San-in Godo Bank, Ltd.	Gogin Securities Co., Ltd.	Nomura Securities Co., Ltd.
Address	10 Uomachi, Matsue, Shimane	319-1 Tsudamachi, Matsue, Shimane	1-9-1 Nihonbashi, Chuo-ku, Tokyo
Representative	President: Fumio Ishimaru	President: Hiroyoshi Asano	President: Toshio Morita
Business	Commercial banking	Securities business	Securities business
Capital	20,700 million yen	3,000 million yen	10,000 million yen
Established	July 1, 1941	February 6, 2015	May 7, 2001
Fiscal year-end	March	March	March

4.	Future outlook

The impact of the planned alliance on Nomura’s consolidated financial results has not been determined. Nomura will immediately issue an announcement if the possibility of a material impact arises.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.